Ecopetrol rectifies false information published on a third-party website

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) informs that on March 17, 2022, it became aware of certain false information published on a now-deactivated website (https://secureleads.org/), which purported to give Colombians an opportunity to access the Company's profits by investing COP 960,000 in cryptocurrency for trading in an instrument called “Bitcoin Ecopetrol” and which would generate COP 20,000,000 in profits in one week. This information is false and Ecopetrol was not affiliated in any manner with such information or such website.

In this regard, Ecopetrol S.A. indicates that any news, communication and/or publication made in mass media, related to: i) the existence of an investment scheme promoted, led, guaranteed and/or sponsored by Ecopetrol S.A. through the marketing of cryptocurrencies or similar schemes; ii) the existence of an investment scheme that guarantees a minimum return on investments in cryptocurrencies or similar schemes issued or structured by Ecopetrol S.A.; iii) the endorsement and promotion of investment schemes in cryptocurrencies or similar figures by legal representatives or administrators of Ecopetrol S.A. and/or iv) the participation of Ecopetrol S.A.’s CEO in investment schemes in cryptocurrencies or similar figures, is false and is not information which the Company has authorized or approved for dissemination either in the context of its role as an issuer of securities or pursuant to the laws and regulations that govern Ecopetrol S.A.

Information on Ecopetrol S.A. as an issuer of securities in the local and international capital markets is available only through Ecopetrol’s website by accessing the links related to the Issuance Program and Fixed Income, as well as through the Ecopetrol’s reports to the Superintendency of Finance of Colombia and the Securities and Exchange Commission in the United States.

Any URLs in the report on Form 6-K are intended to be inactive textual references only. It is not intended to be an active hyperlink to our or any other website. The information on such a website, which might be accessible through a hyperlink resulting from such URL, is not and shall not be deemed to be incorporated into this Report on Form 6-K.

Bogota D.C., March 17, 2022

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Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 17,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla - Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with Drilling and Exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and Mexico, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector. This press release contains business prospect statements, operating and financial result estimates, and statements related to Ecopetrol's growth prospects. These are all projections and, as such, they are based solely on the expectations of the managers regarding the future of the company and their continued access to capital to finance the company's business plan. The realization of said estimates in the future depends on the behavior of market conditions, regulations, competition, the performance of the Colombian economy and the industry, among other factors, and are consequently subject to change without prior notice.

This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration, and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend and do not assume any obligation to update these forward-looking statements.

For more information, please contact:

Head of Capital Markets

Tatiana Uribe Benninghoff

Email: investors@ecopetrol.com.co

Head of Corporate Communications

Mauricio Téllez

Email: mauricio.tellez@ecopetrol.com.co